Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-165057

August 23, 2010

INVESTING IN GOLD

Agenda
¡ Traditional ways to access gold
¡ Accessing gold today: Gold ETFs
¡ Questions and answers

2

Traditional ways to access gold

¡ Examples: Bullion, jewelry and gold certificates	¡ Predominantly limited to large institutional investors	¡ Examples: Mining companies, precious metals mutual funds
¡ Provides pure access to gold		¡ Reasonable costs and low minimums
¡ 1,759 tonnes[1] ($55 billion):[2] 2009 jewelry consumption		¡ 20 mutual funds: $29 billion in assets[4]
¡ 473 tonnes ($15 billion):[3] 2009 bar hoarding and coin investing		¡ 0.75: average five-year correlation of mutual funds to gold spot price[5]
1. One “tonne” is equivalent to one metric ton, which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.
2. Source: Gold Survey 2010, GFMS Limited. GFMS Limited is an independent precious metals research organization based in London.
3. Source: Ibid.
4. Source: Morningstar, as of 4/30/10.
5. Source: Ibid.

3

Historically, investors looking to add gold to their portfolios had three primary options to choose from.

Physical gold

Holding bullion, jewelry, coins and gold certificates provides pure access to gold. These forms of gold exposure, however, generally are not as liquid as holding a security (like a stock or futures contract) and may be impractical or costly to store, buy and/or secure.

Derivatives and future contracts

Derivatives and future contracts have predominantly been limited to large institutional investors with the resources and experience to administer these positions themselves.

Investments in the equities of mining stocks or in precious metal mutual funds

Prior to the introduction of exchange traded products, mutual funds presented the most viable option for individual investors or small institutions seeking to invest in gold because mutual funds provide convenient access to gold-linked investments at generally reasonable costs and low investment minimums. There are approximately 20 mutual funds encompassing over $29 billion in assets providing exposure to gold.5 Investing in the equities of mining companies, however, provides imprecise exposure to gold given that mining companies may hedge their exposure to the price of gold. The five-year average correlation of precious metal mutual funds to the gold spot price is 0.75, while the five-year average correlation of precious metal mutual funds to the S&P 500® Index is 0.41.6

5. Source: Morningstar, as of 4/30/10.

6. Source: Morningstar, as of 3/31/10.

Accessing gold today

Exchange traded product landscape:

¡  Provides access to gold through a vehicle that trades on an exchange

¡  Low minimum investment amount

¡  Gold exposure through equities, gold-based futures or physical gold

¡  Eleven gold ETFs: $56 billion in assets[1]

¡ Three hold physical gold

¡ Eight use derivatives or publicly traded equities

1.  Source: Morningstar, as of 4/30/10.

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Exchange traded products represent a recent innovation for accessing the gold market. These investment vehicles typically offer the ability for investors to buy and sell their investment in gold through a brokerage account. Within exchange traded products, there are several approaches for delivering gold exposure.

Equities

These products typically gain exposure by investing in equities tied to the gold market, such as gold mining companies. These products typically have less historical correlation to gold and higher historical correlation to the equity market than products holding physical gold or investing in gold futures.

Gold-based futures

These products hold gold futures contracts and typically roll those forward as necessary to avoid taking physical delivery of gold. While these products are more directly linked to the price of gold, they may diverge from the actual spot price of gold because of the roll costs associated with accessing gold via the futures market.

Physical gold

These exchange traded products, usually structured as trusts, offer investors participation in a trust that holds actual physical gold bullion. Because they hold physical gold, these products offer the most direct access to the current price of gold

As of 4/30/10, there were 11 gold exchange traded products representing $56 billion in assets. Of those products, only 3 track and hold actual physical gold bullion. The remainder use equities or derivatives.

A closer look at physically backed gold ETFs

Source: BlackRock, as of 8/6/10.

Past performance does not guarantee future results. Please see slide 9 for more performance information.

Spot settlement prices are for illustrative purposes only and do not represent actual iShares COMEX Gold Trust performance.

Spot prices do not reflect any fees, transaction costs or expenses.

5

Do physically backed gold ETFs reflect the price of gold? This example shows that the iShares COMEX Gold Trust has historically reflected the price of gold.

Conclusion

¡ Investor demand for gold has been increasing amid global and political uncertainty

¡ Access to the gold market varies depending on the investment vehicle

¡ Gold ETFs backed by physical gold offer investors an innovative way to access the price of gold

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Read slide.

APPENDIX

iShares COMEX® Gold Trust (IAU) Gold ETF (the “Trust”) that seeks to reflect, at any given time, the price of gold owned by the Trust at that time, less the expenses and liabilities of the Trust
Key Considerations			Trust Details
✓	Backed by physical gold		Ticker	IAU
✓	Shares are listed and trade on NYSE Arca		Inception Date	1/21/05
✓	Cost efficient		Sponsor’s Fee	0.25%
✓	Transparent

Trust Profile (as of 8/19/10)
		Total Net Assets	$3.73 Billion
		Shares Outstanding	309 Million
		Total Ounces of Gold	3.02 Million
		Total Tonnes of Gold	93.98

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The iShares COMEX Gold Trust (“Trust”) seeks to correspond generally to the day to-day movement of the price of gold bullion. The objective of the Trust is for the value to reflect, at any given time, the price of gold owned by the Trust at that time, less the expenses and liabilities of the Trust.

• Backed by Physical Gold: The shares are backed by gold, identified on the custodians’ books as property of the Trust and held by the custodians in vaults in the vicinity of New York, Toronto, Montreal, London and other locations.

• Accessible: Investors may purchase and sell shares through traditional brokerage accounts. The shares are listed and trade on NYSE Arca and are available to be bought or sold throughout the trading day.

• Cost Efficient: Shares of the Trust may represent a cost-efficient alternative to investments in gold for investors not otherwise in a position to participate directly in the market for physical gold.

• Transparent: Price, NAV and holding amounts of gold are available daily on iShares.com. Vault inspections are conducted twice a year and inspection certificates are available on iShares.com.

iShares COMEX Gold Trust Performance Performance History (as of 6/30/10) Trust inception date: 1/21/05
	YTD 2010	1-Year	3-Year	5-Year	10-Year	Since Trust Inception
Trust	13.51%	33.82%	23.84%	22.88%	—	21.29%
Benchmark[1]	13.72%	34.34%	24.33%	23.36%	15.69%	21.75%
Market Price Returns	13.41%	33.55%	23.67%	22.92%	—	21.24%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than the original cost.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. ET (when NAV is normally determined for most iShares products) and do not represent the returns you would receive if you traded shares at other times.

1.   COMEX Spot Month Settlement Price. Spot settlement prices are for illustrative purposes only and do not represent actual iShares COMEX Gold Trust performance. Spot prices do not reflect any fees, transaction costs or expenses.

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iShares COMEX Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares COMEX Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

Shares of the iShares COMEX Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called “Baskets.”

“Commodity Exchange, Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. iS-3208-0810 3101-CM12-8/10